Exhibit 99.1

BIONDVAX PHARMACEUTICALS LTD.

Jerusalem BioPark, 2nd Floor

Hadassah Ein Kerem Campus

Jerusalem, Israel

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To Be Held on December 13, 2022

The Extraordinary General Meeting of Shareholders of BiondVax Pharmaceuticals Ltd. (the “Company”) will be held at the offices of Gross & Co., One Azrieli Center, Tel Aviv 6701101, Israel on December 13, 2022 at 4:00 p.m. Israel time, or at any adjournments thereof (the “Meeting”) for the following purposes:

1.	To approve the re-election of Ms. Yael Margolin and Mr. Adi Raviv as external directors, to serve for a period of three years, subject to, and in accordance with, the Israeli Companies Law 5759-1999.

2.	To approve an amendment to the Company’s Articles of Association to revise the quorum requirements for general meeting of shareholders.

3.	To approve an amendment to the Company’s Articles of Association to increase the authorized share capital of the Company.

4.	To approve compensation to directors for their service as chairpersons of committees of the Board of Directors.

The Company is currently unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Only holders of record of ordinary shares, no par value (the “Ordinary Shares”), and holders of record of ADSs, evidenced by American Depositary Receipts issued by The Bank of New York Mellon, at the close of business on November 9, 2022 (the “Record Date”) shall be entitled to receive notice of and to vote at the Meeting.

The Board of Directors recommends that you vote FOR each of the proposals, as specified on the form of proxy to be provided separately.

Whether or not you plan to attend the Meeting, it is important that your Ordinary Shares be represented. Accordingly, you are kindly requested to (i) vote online or (ii) complete, date, sign and mail the proxy to be provided separately at your earliest convenience. Execution of a proxy will not in any way affect a shareholder’s right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

ADS holders should return their proxies by the date set forth on their form of proxy.

This Notice and the documents mentioned therein, as well as the proposed resolutions on the agenda, can be viewed at the Company's registered office on Jerusalem BioPark, 2nd Floor, Hadassah Ein Kerem Campus, Jerusalem, Israel, Tel: +972-(8)-930-2529, Sunday through Thursday between 10:00-15:00, and also will be made available to the public on the Company's website http://www.biondvax.com, and the SEC’s website at http://www.sec.gov.

By Order of the Board of Directors,

Mark Germain
Chairman of the Board of Directors

Jerusalem, Israel

November 4, 2022